UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37946

Algonquin Power & Utilities Corp.
(Exact name of registrant as specified in its charter)

354 Davis Road Oakville, Ontario, L6J 2X1, Canada (905) 465-4500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.875% Fixed-to-Floating Subordinated Notes – Series 2018-A due October 17, 2078
 (Title of each class of securities covered by this Form)

Common Shares 6.20% Fixed-to-Floating Subordinated Notes - Series 2019-A due July 1, 2079 Corporate Units Rights to Purchase One Common Share of the Company
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	None

Pursuant to the requirements of the Securities Exchange Act of 1934, Algonquin Power & Utilities Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 16, 2023	By:	/s/ Darren Myers
Name: Darren Myers
Title: Chief Financial Officer